                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2020/07/29: The board meeting approved capital budget execution

99.2                 Announcement on 2020/07/29: UMC announced its operating results for the second quarter of 2020

Exhibit 99.1

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders’ meeting: 2020/07/29

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NTD3,987 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.2

UMC announced its operating results for the second quarter of 2020

1. Date of occurrence of the event: 2020/07/29

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Second Quarter 2020 Results

2Q20 operating income grows 71% QoQ to NT$5.85 billion with EPS of NT$0.55

Second Quarter 2020 Overview:

‧Revenue: NT$44.39 billion (US$1.50 billion)

‧Gross margin: 23.1%; Operating margin: 13.2%

‧Revenue from 28nm: 13%

‧Capacity utilization rate: 98%

‧Net income attributable to stockholders of the parent: NT$6.68 billion (US$225 million)

‧Earnings per share: NT$0.55; earnings per ADS: US$0.093

United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2020.

Second quarter consolidated revenue was NT$44.39 billion, up 5.0% QoQ from NT$42.27 billion in 1Q20 and up 23.2% YoY from NT$36.03 billion in 2Q19. Consolidated gross margin for 2Q20 was 23.1%. Net income attributable to the stockholders of the parent was NT$6.68 billion, with earnings per ordinary share of NT$0.55.

Jason Wang, co-president of UMC, said, “During the second quarter, consolidated operating margin reached 13.2%, while utilization rate increased to 98%, lifting wafer shipments to 2.22 million 8-inch equivalent wafers. The increase in wafer shipments mainly reflected computing segment demand for connectivity, display driver and flash controller as well as inventory replenishment in computing markets. As we continue to strive to supply world-class foundry services, our efforts have been appreciated by our customers. In Q2, Texas Instruments recognized UMC with the 2019 Supplier Excellence Award for demonstrating exemplary performance in the areas of cost, environmental & social responsibility, technology, responsiveness, assurance of supply and quality. In addition to serving customers to the best of our ability, UMC also increased 2019 cash dividend distribution to approximately NT$0.803 per share, reflecting the recent company buyback of treasury shares.”

Co-president Wang continued, “Looking into the third quarter, current market demand remains strong. We have experienced a surge in 28nm tape outs during the first half of 2020 compared to a year ago, and expect additional 28nm and 22nm product tape outs in the third quarter. We are also moving new 28nm products into volume production for wireless applications such as 4G and 5G smartphones, which will enhance our business traction and diversify UMC’s customer exposure across different 28nm market segments. Moreover, we have observed efforts to minimize supply chain disruptions amid uncertainty during the COVID-19 pandemic, while inventory replenishment is continuing across multiple market segments. With the efforts continuing to push customer adoption of UMC’s specialty technologies, our ROI-driven corporate strategy remains unchanged. As UMC secures new business, we will closely examine returns on invested capital to optimize the company’s capital deployment and further enhance our financial performance.”

Third Quarter of 2020 Outlook & Guidance

‧Wafer Shipments: To remain flat

‧ASP in USD: To remain flat

‧Gross Profit Margin: approximately 20%

‧Capacity Utilization: mid-90% range

‧2020 CAPEX: US$1 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified: N/A